Exhibit 1

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TORO 18 HOLDINGS LLC

Purchase of Common Stock	59,146	8.4927	03/12/2025
Purchase of Common Stock	142,898	8.6009	03/13/2025